Exhibit 12.3

Central Illinois Public Service Company

Computation of Ratios of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2004	2005	2006	2007		2008
Net income from continuing operations	$32,463	$42,998	$37,372	$16,535		$14,739
Add- Taxes based on income	16,135	24,596	15,539	9,322		5,199

Net income before income taxes	48,598	67,594	52,911	25,857		19,938
Add- fixed charges:
Interest on long term debt	31,372	28,969	29,932	36,670	(1)	29,422	(1)
Estimated interest cost within rental expense	—	—	726	899		760
Amortization of net debt premium, discount, and expenses	903	953	1,025	1,105		1,024

Total fixed charges	32,275	29,922	31,683	38,674		31,206

Earnings available for fixed charges	80,873	97,516	84,594	64,531		51,144

Ratio of earnings to fixed charges	2.50	3.25	2.67	1.66		1.63

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	2,512	2,512	2,512	2,512		2,512
Adjustment to pre-tax basis	1,248	1,437	1,045	1,416		886

	3,760	3,949	3,557	3,928		3,398

Combined fixed charges and preferred stock dividend requirements	$36,035	$33,871	$35,240	$42,602		$34,604

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.24	2.87	2.40	1.51		1.47

(1) Includes FIN 48 interest expense